FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	+972 (3) 9267554
	Kevin Mannix	Teva North America	+1 (215) 5918912

For immediate release


Teva Provides Update on Las Vegas Trial


Jerusalem, May 7, 2010 - Teva Pharmaceutical Industries Ltd. (Nasdaq:TEVA) announced today that a Las Vegas Jury awarded $356M in punitive damages against Teva Parenteral Medicines.

Teva is reviewing the full judgment and continues to believe that the evidence shows the Company acted responsibly. The label for its propofol product clearly states that it is for single patient use only and that aseptic procedures should be used at all times.

Further, the Company believes that the Jury should have been allowed to hear all of the evidence in this case. Teva believes that the evidence clearly showed that if the plaintiff contracted hepatitis as alleged, it was because a properly labeled product was blatantly misused at the clinic in question.

Teva believes that there are numerous grounds for appeal, and plans to contest the verdict vigorously.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, and Protonix®, current economic conditions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, the effects of reforms in healthcare regulation, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, potential tax liabilities that may arise should our agreements (including intercompany arrangements), be challenged successfully by tax authorities, our ability to successfully identify, consummate and integrate acquisitions and other business combinations (including our pending acquisition of ratiopharm), the potential exposure to product liability claims to the extent not covered by

insurance, our exposure to fluctuations in currency, exchange and interest rates, as well as to credit risk, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the increased government scrutiny of our agreements with brand companies in both the U.S. and Europe, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2009, in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                 (Registrant)

By: /s/ Eyal Desheh
                                          Name: Eyal Desheh
                                          Title: Chief Financial Officer

Date May 7, 2010